

10030814

cM

S
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING SECTION
MAR 31 2010
WASH. DC
193

SEC FILE NUMBER
8- 67935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/18/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8560 West Sunset Blvd., 6th Floor
(No. and Street)

West Hollywood, CA 90069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Salomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAT SECURITIES, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Cynthia Marie Rago
Notary Public - State of New York
No. 02RA6151842
Qualified in New York County
My commission Expires August 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

FAT SECURITIES, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
FAT Securities, LLC

We have audited the accompanying statement of financial condition of **FAT Securities, LLC** (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the period from December 18, 2008 to December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **FAT Securities, LLC** as of December 31, 2009 and the results of its operations and its cash flows for the period from December 18, 2008 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 29, 2010

FAT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2009
ASSETS	
Cash	$ 10,846
Investments in securities, at fair value (cost $6,000,000)	5,995,288
Due from clearing broker	941,537
Equipment (net of accumulated depreciation of $113,665)	223,486
Membership in exchange owned, at cost	899,000
Prepaid expenses	6,813
Total assets	$ 8,076,970
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 143,645
Payable to Parent	285,087
Total liabilities	428,732
Member's equity	7,648,238
Total liabilities and member's equity	$ 8,076,970

See accompanying notes to financial statements.

FAT SECURITIES, LLC

STATEMENT OF OPERATIONS

	Period from December 18, 2008 to December 31, 2009
Revenues	
Net loss from principal transactions	$ (4,692)
Interest income	388
Total	(4,304)
Expenses	
Office expenses	8,340
Occupancy	28,139
Communications and data expenses	1,065,340
Insurance	7,370
Data processing	5,916
Compensation and benefits	221,693
Professional fees	191,908
Travel, entertainment and meals	7,044
Business taxes and license	9,835
Depreciation	112,384
Limited liability company fees	2,216
Total expenses	1,660,185
Net loss	$ (1,664,489)

See accompanying notes to financial statements.

FAT SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Period from December 18, 2008 to December 31, 2009
Member's equity, December 18, 2008	$ 888,727
Contributions	8,424,000
Net loss	(1,664,489)
Member's equity, December 31, 2009	$ 7,648,238

See accompanying notes to financial statements.

FAT SECURITIES, LLC

STATEMENT OF CASH FLOWS

	Period from December 18, 2008 to December 31, 2009
Cash flows from operating activities	
Net loss	$ (1,664,489)
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	112,384
Changes in assets and liabilities:	
Accounts payable and accrued expense	135,446
Payable to Parent	284,658
Due from clearing broker	(941,537)
Prepaid expense	(651)
Net cash used in operating activities	(2,074,189)
Cash flows used in investing activities	
Membership in exchange	(899,000)
Cash flows provided by financing activities	
Member's contributions	2,428,713
Net decrease in cash	(544,476)
Cash, beginning of period	555,322
Cash, end of period	$ 10,846
Supplemental disclosures of cash flow information	
Non-cash transactions	
Securities contributed by sole member	$ 6,000,000

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

FAT Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2007 for the purposes of trading various financial instruments including equities, fixed income and derivatives. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") effective December 18, 2008. The Company is wholly owned by Financial Asset Trading and Technology of California, LLC ("FATTOC"), a California limited liability company ("Member or Parent"). FATTOC is the Company's sole member. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3 and has elected the Alternate Net Capital requirements.

The Company has limited business activities and no revenue generating transactions since its formation through December 31, 2009. The accompanying financial statements include the Company's activities from December 18, 2008 through December 31, 2009, which primarily included contributions by its member and certain expenses incurred by the Company during the period from December 18, 2008 to December 31, 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, and disclosures. Accordingly, actual results could differ from those estimates.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy (Continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, management's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy

<u>Valuation Techniques</u>

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at the mean of the closing bid and ask prices.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on an accrual basis.

Cash Concentrations

The Company maintains cash balances in banks located in California which may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits.

The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over its estimated useful life of three years.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes

In accordance with GAAP, the Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Member has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Member's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other expenses, if assessed. No interest expense or penalties have been assessed for the period from December 18, 2009 to December 31, 2009.

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Member in its respective return. Certain state authorities levy taxes and fees on the Company based on various criteria. Accordingly, the Company provides for taxes and fees on a current basis.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's Significant Accounting Policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets (at fair value)				
Investments in securities				
U.S. Treasury obligation	$ 5,995	$	$	$ 5,995

3. Equipment

Following is a summary of fixed assets as of December 31, 2009:

Computer hardware	$337,151
Less: Accumulated depreciation	113,665
	$223,486

Depreciation expense for the period from December 18, 2008 to December 31, 2009 was $ 112,384.

4. Exchange Membership

The Company's exchange membership, which represents an ownership interest in the Chicago Board of Exchange, provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairment for the period from December 18, 2008 to December 31, 2009. The fair value of exchange membership was $899,000 at December 31, 2009.

5. Member's Equity

For the period December 18, 2008 to December 31, 2009, FATTOC made contributions of $8,424,000 to the Company to ensure it was adequately capitalized in accordance with SEC Rule 15c3-1. Any withdrawals of member's equity require the approval of Financial Industry Regulatory Authority ("FINRA"). There were no distributions made to the Company's member during the period from December 18, 2008 to December 31, 2009.

6. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent and charged to the Company. The Company is not a tax paying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. California state tax authorities levy taxes on the Company based on its California sourced income. In addition, California has certain annual taxes. The Company pays a minimum fee of $800.

7. Related Party Transactions

The Company is party to an Expense Sharing Agreement with its Parent. Under terms of this agreement, the Parent pays various expenses including payroll, overhead and technology related to the activities of the Company. The Parent charges the Company for its share of such expenses, which totaled $149,469 for the period December 18, 2008 to December 31, 2009. As of December 31, 2009, $285,087 was owed to the parent, from various advances.

8. Net Capital Requirement

The Company is subject to the regulations and guidelines of the SEC and FINRA, including the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 or 2% of its customer-related receivables from the reserve calculation of Rule 15c3-3. At December 31, 2009, the Company's net capital was $6,399,033 which exceeded the requirement by $6,149,033. As indicated in Note 1, the company does not maintain possession or control of any customer funds or securities and therefore has no customer-related receivables.

9. Due from Clearing Broker

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with one broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such broker and does not anticipate any losses from such counterparty.

10. Legal Proceedings

The Company and its parent, FATTOC, are, from time to time, defendants in, and are threatened with, various legal proceedings arising from regular business activities. For the period from December 18, 2008 to December 31, 2009, as a result of arbitration, a pending lawsuit was settled which resulted in no liability to FATTOC or the Company. Management believes that liability for damages, if any from current claims or contingencies will not have a material effect on the Company's results of operations, financial condition or cash flows.

11. Subsequent Events

For the year ended December 31, 2009, the Company has evaluated subsequent events for potential recognition and disclosure from January 1, 2010 through March 29, 2010, the date the financial statements were available to be issued.

FAT SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 and 15c3-3

		December 31, 2009
Total member's equity		$ 7,648,238
Deductions		
Non-allowable assets:		
Equipment, net of accumulated depreciation	$ 223,486	
Prepaid expenses	6,813	
Membership in exchange owned	899,000	
Total non-allowable assets		1,129,299
		6,518,939
Haircuts on securities		
U.S. government obligations		119,906
Net capital		$ 6,399,033
Aggregate indebtedness		
Payable to Parent	$ 285,087	
Accounts payable and accrued expenses	143,644	$ 428,731
Computation of basic net capital requirement		
Minimum net capital required (greater if 2% of customer-related receivables from the reserve calculation of Rule 15c3-3 of $250,000 minimum dollars net capital)		$ 250,000
Excess net capital		$ 6,149,033

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,407,232
Additional accrued expenses	(8,199)
Net capital per above	$ 6,399,033

There were no material differences between the computation of net capital presented and the Company's Focus Filing Part IIA of Form X-17A-5 as of December 31, 2009.

FAT SECURITIES, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2009



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
FAT Securities, LLC

In planning and performing our audit of the financial statements of **FAT Securities, LLC** (the "Company") as of December 31, 2009 and for the period December 18, 2008 to December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 29, 2010

FAT SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING DECEMBER 18, 2008 AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
FAT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning December 18, 2008 and ending December 31, 2009, which were agreed to by **FAT Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **FAT Securities, LLC's** compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal period beginning December 18, 2008 and ending December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 29, 2010

FAT SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2009

	Date Paid or Filed	Credits	Payment Made	Annual Assessments Per Report
SIPC-6 general assessment for the first half of the fiscal year ending December 31, 2009	July 24,2009	$ -	$ -	$ 150
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009	Feb. 15, 2010	(150)	150	-
Over payment applied to first half fiscal 2010 SIPC-6		$ (150)	$ -	$ 150

Name of collection agent: Financial Industry Regulatory Authority

See Accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.